 Exhibit (a)(1)(E)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below) and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is being made only by the Offer to Purchase, dated December 5, 2025 (the “Offer to Purchase”) and the related Letter of Transmittal, as each may be amended or supplemented from time to time, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) the holders of Shares in any jurisdiction in which the making of the offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.
Notice of Offer to Purchase
All Outstanding Shares of Common Stock
of
Mersana Therapeutics, Inc.
at
$25.00 per share, net in cash, without interest plus one non-tradable contingent value right per share representing the right to receive certain contingent payments of up to an aggregate amount of $30.25 per each contingent value right in cash on the achievement of specified milestones on or prior to the applicable milestone outside dates
by
Emerald Merger Sub, Inc.
a direct wholly owned subsidiary of
Day One Biopharmaceuticals, Inc.
Emerald Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Day One Biopharmaceuticals, Inc., a Delaware corporation (“Day One”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Mersana Therapeutics, Inc., a Delaware corporation (“Mersana”), which constitute all of the issued and outstanding shares of capital stock of Mersana, at a purchase price of (i) $25.00 per Share (the “Upfront Cash Consideration”), net to the stockholder in cash, without interest and less any applicable tax withholding, plus (ii) one non-tradable contingent value right (each a “CVR”) per Share, representing the right to receive certain contingent payments of up to an aggregate amount of $30.25 per CVR in cash, without interest, less any applicable withholding taxes, upon the achievement of certain specified milestones (the “Milestones”) on or prior to the applicable milestone outside dates (the “Milestone Payments”) in accordance with the terms and conditions set forth in the Contingent Value Rights Agreement (the “CVR Agreement”), to be entered into with a rights agent mutually agreeable to Day One and Mersana (the Upfront Cash Consideration plus the CVR, collectively, the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). Tendering stockholders who are holders of record of their Shares and who tender directly to Computershare Trust Company, N.A., the depositary and paying agent for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Section 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such broker, dealer, commercial bank, trust company or other nominee as to whether it charges any service fees or commissions.
Each CVR represents a contractual right to receive the Milestone Payments if the Milestones are achieved, as described below:
•
$1.00 per CVR, without interest and less any applicable withholding, payable upon the U.S. Food and Drug Administration (the “FDA”) granting “breakthrough therapy” designation in the United States for emiltatug ledadotin (XMT-1660) (“Emi-Le”) on or before December 31, 2027;

•
$1.25 per CVR, without interest and less any applicable withholding, payable upon receipt by Day One or any of its affiliates (including Mersana as the surviving corporation) of the $8.0 million milestone payment payable upon achievement of a specified development milestone set forth in that certain Research Collaboration and License Agreement, dated as of February 2, 2022, as amended, by and between Mersana and Janssen Biotech, Inc., on or before December 31, 2026;

•
$4.00 per CVR, without interest and less any applicable withholding, payable upon occurrence of the first dosing of the first participant in a Registrational Clinical Trial (as defined in the CVR Agreement) of Emi-Le for adenoid cystic carcinoma type 1 (“ACC-1”) on or before December 31, 2027;

•
$9.00 per CVR, without interest and less any applicable withholding, payable upon the occurrence of Regulatory Approval (as defined in the CVR Agreement) by the FDA for Emi-Le indicated for use in ACC-1 on or before December 31, 2030;

•
$2.00 per CVR, without interest and less any applicable withholding, payable upon the achievement of the first time that cumulative Net Sales (as defined in the CVR Agreement) of Emi-Le in any calendar year ending on or before December 31, 2032 is equal to or exceeds $100.0 million;

•
$4.00 per CVR, without interest and less any applicable withholding, payable upon the achievement of the first time that cumulative Net Sales of Emi-Le in any calendar year ending on or before December 31, 2035 is equal to or exceeds $200.0 million;

•
$6.00 per CVR, without interest and less any applicable withholding, payable upon the achievement of the first time that cumulative Net Sales of Emi-Le in any calendar year ending on or before December 31, 2037 is equal to or exceeds $300.0 million;

•
$2.00 per CVR, without interest and less any applicable withholding, payable upon the occurrence of the First Commercial Sale (as defined in the CVR Agreement) of Emi-Le in the first to occur of France, Germany, Italy, Spain or the United Kingdom (the “European First Sale Milestone”) on or before December 31, 2030 (the “European First Sale Milestone End Date”); provided, however, that the European First Sale Milestone will be deemed to have occurred if, at any time on or before the European First Sale Milestone End Date, cumulative Net Sales of Emi-Le in the European Union and the United Kingdom is equal to or exceeds $10.0 million; and

•
$1.00 per CVR, without interest and less any applicable withholding, payable upon the First Commercial Sale of Emi-Le in Japan on or before December 31, 2030.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE PAST 11:59 P.M., EASTERN TIME, ON JANUARY 5, 2026, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.
The Offer is being made pursuant to an Agreement and Plan of Merger, dated November 12, 2025 (as it may be amended from time to time, the “Merger Agreement”), by and among Mersana, Day One and Purchaser, pursuant to which, after consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into Mersana pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with Mersana continuing as the surviving corporation and becoming a wholly owned subsidiary of Day One (the “Merger”). At the time at which the Merger shall become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such subsequent time or date as Day One and Mersana shall agree and specify in the certificate of merger, subject to the terms of the Merger Agreement (such time, the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of Mersana or by any wholly owned subsidiary of Mersana immediately prior to the Effective Time, (ii) Shares irrevocably accepted for purchase in the Offer by Purchaser, (iii) Shares held by Day One, Purchaser or any other wholly owned subsidiary of Day One immediately prior to the Effective Time, or (iv) Shares issued and outstanding immediately prior to the Effective Time that are held by a holder or beneficially by a “beneficial owner” (as defined in Section 262(a) of the DGCL) who is entitled to demand and properly demands appraisal rights of such Shares pursuant to, and who is complying in all respects with the provisions of,

Section 262 of the DGCL (until such time as such person effectively withdraws, fails to perfect or otherwise loses such person’s appraisal rights under the DGCL with respect to such shares, at which time such shares shall cease to be dissenting shares) shall automatically convert into the right to receive the Offer Price, without interest and less any applicable tax withholding, from Purchaser.
The Offer and the Merger are not subject to any financing condition. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”), including the Minimum Condition (as defined below). In addition, the obligation of Purchaser to consummate the Offer is conditioned upon, among other things, the accuracy of the representations and warranties of Mersana contained in the Merger Agreement (subject to certain materiality exceptions), material compliance by Mersana with its covenants under the Merger Agreement and the expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the receipt of all approvals and clearances required thereunder and other customary closing conditions.
The “Minimum Condition” means that there shall have been validly tendered (not including any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures) and not validly withdrawn Shares that, considered together with all other Shares, if any, then owned by Day One and its subsidiaries, represent one more Share than 50% of the total number of Shares then outstanding at the time of expiration of the Offer. See Section 15 of the Offer to Purchase.
The term “Expiration Date” means one minute past 11:59 p.m., Eastern Time, on January 5, 2026, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which case the term “Expiration Date” means such subsequent time on such subsequent date. A subsequent offering period for the Offer is not contemplated, but, if, pursuant to the Merger Agreement, Purchaser decides to, or is required to, extend the Offer as described below, you will have an additional period of time to tender your Shares.
THE BOARD OF DIRECTORS OF MERSANA (THE “MERSANA BOARD”) HAS
UNANIMOUSLY RECOMMENDED THAT MERSANA’S STOCKHOLDERS TENDER ALL
OF THEIR SHARES PURSUANT TO THE OFFER.
The Mersana Board unanimously (i) determined that the Merger Agreement and all of the transactions contemplated by the Merger Agreement, the CVR Agreement and the Tender and Support Agreements, including the Offer and the Merger (the “Transactions”), are advisable and fair to, and in the best interest of, Mersana and the stockholders of Mersana, (ii) agreed that the Merger shall be subject to Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by Mersana of the Merger Agreement and the consummation of the Transactions, and approved the CVR Agreement and the transactions contemplated thereby, and (iv) resolved to recommend that Mersana’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
Descriptions of the reasons for the Mersana Board’s recommendation and approval of the Offer are set forth in Mersana’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed to Mersana stockholders together with the Offer materials (including the Offer to Purchase and the related Letter of Transmittal). Stockholders should carefully read the information set forth in these documents in their entirety before making a decision with respect to the Offer.
The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer and under which Day One is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that Purchaser is required to extend the Offer (i) for the minimum period required by any law or any interpretation or position of the Securities and Exchange Commission (the “SEC”) or Nasdaq or their respective staff, in each case, applicable to the Offer, or as may be necessary to resolve any comments of the SEC or Nasdaq or their respective staff, in each case, as applicable to the Offer, the Schedule 14D-9 or the Tender Offer Statement on Schedule TO, and all amendments, supplements and exhibits thereto, (ii) for periods of up to 10 business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the

HSR Act will have expired or been terminated, (iii) until one minute after 11:59 p.m. Eastern Time on the day that is the Outside Date (as defined below) (as extended pursuant to the Merger Agreement), if the Outside Date would have otherwise occurred as of the then-scheduled Expiration Date but has been extended due to an action brought by Mersana to specifically enforce the terms or provisions under the Merger Agreement, (iv) at the request of Mersana, on one or more occasions for additional periods of up to 10 business days per extension, if, as of the scheduled Expiration Date, any Offer Condition (other than the Minimum Condition, the Offer Condition relating to the absence of a Company Material Adverse Effect (as defined in the Offer to Purchase), or such Offer Conditions that by their nature are to be satisfied or waived as of the Offer Acceptance Time (as defined in the Offer to Purchase) is not satisfied and has not been waived, to permit such Offer Condition to be satisfied, and (v) at the request of Mersana, on up to two occasions for additional periods specified by Mersana of up to 10 business days per extension, if, as of the scheduled Expiration Date, the Minimum Condition is the only Offer Condition that is not satisfied or waived (other than such Offer Conditions that by their nature are to be satisfied or waived as of the Offer Acceptance Time), to permit the Minimum Condition to be satisfied. Additionally, if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, if permitted under the Merger Agreement and applicable laws, Purchaser may, in its discretion (without the consent of Mersana or any other person) extend the Offer on one or more occasions, for additional periods of up to 10 business days per extension, to permit such Offer Condition to be satisfied. However, in no event will Purchaser be (i) required to extend the Offer beyond the earliest to occur of (A) the valid termination of the Merger Agreement in compliance with its terms and (B) the Outside Date (in either case, the “Extension Deadline”) or (ii) permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Mersana. If Purchaser extends the Offer, such extension will extend the time that you will have to tender your Shares. The “Outside Date” is May 12, 2026.
If the Offer is consummated, Purchaser will not seek the approval of Mersana’s remaining stockholders before effecting the Merger. Day One, Purchaser and Mersana have agreed to take all necessary action to effect the Merger as soon as practicable following the consummation (within the meaning of Section 251(h)(6) of the DGCL) of the Offer without a vote of the holders of the Shares in accordance with Section 251(h) of the DGCL.
Purchaser and Day One expressly reserve the right to (i) increase the Offer Price, (ii) waive (to the extent permissible) any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement, except that Mersana’s prior written approval is required for Purchaser to, and for Day One to permit Purchaser to: (i) decrease the Offer Price, including by reducing the amount of the Upfront Cash Consideration or the amount or number of any of the Milestone Payments (as defined in the Offer to Purchase) underlying the CVR to be paid per Share (other than to make the customary proportional adjustment for stock splits, stock dividends, recapitalizations or similar capital structure changes permitted pursuant to the Merger Agreement), (ii) change the form of consideration payable in the Offer (other than the substitution of cash for the elimination of one or more Milestone Payment(s) for each CVR in an amount equal to the applicable maximum Milestone Payment payable for such eliminated Milestone(s) (as defined in the Offer to Purchase)); (iii) decrease the maximum number of Shares sought to be purchased in the Offer (other than pursuant to Section 2.1(g) of the Merger Agreement); (iv) impose conditions or requirements to the Offer in addition to the Offer Conditions, (v) amend or modify any of the Offer Conditions in a manner that adversely affects any holder of Shares in its capacity as such, (vi) change or waive the Minimum Condition, (vii) extend or otherwise change the Expiration Date (other than as permitted or required pursuant to the Merger Agreement), (viii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or (ix) amend or modify the terms of the CVR or the CVR Agreement (other than as set forth in the definition thereof and other than the substitution of cash for the elimination of one or more Milestone Payment(s) for each CVR in an amount equal to the applicable maximum Milestone Payment payable for such eliminated Milestone(s) for the CVR).
Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

Purchaser is not providing for guaranteed delivery procedures. Therefore, Mersana stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of The Depository Trust Company (“DTC”), which end earlier than the Expiration Date. Normal business hours of DTC are between 8:00 a.m. and 5:00 p.m., Eastern Time, Monday through Friday. Mersana stockholders must tender their Shares in accordance with the procedures set forth in the Offer to Purchase and the related Letter of Transmittal prior to the Expiration Date. Tenders received by the Depositary after the Expiration Date will be disregarded and of no effect.
For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser (and not properly withdrawn) as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance of Shares for payment or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 of the Offer to Purchase. However, Purchaser’s ability to delay the payment for Shares that it has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer. Under no circumstances will interest be paid on the purchase price for the Shares accepted for payment in the Offer, including by reason of any extension of the Offer or any delay in making payment for the Shares.
In all cases, Purchaser will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) to the extent the Shares are not already held with the Depositary, the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer or a tender through DTC’s Automated Tender Offer Program, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal or the Depositary, in each case prior to the Expiration Date. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares that are actually received by the Depositary.
Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that if Purchaser has not accepted your Shares for payment within 60 days of commencement of the Offer, you may withdraw them at any time after February 3, 2026, the 60th day after commencement of the Offer, until Purchaser accepts your Shares for payment.
For a withdrawal of Shares to be effective, the Depositary must timely receive a written notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the holder(s) of record and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date.
All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion, which determination will be final and binding on all parties, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court. Purchaser reserves the absolute right to reject any and all tenders determined by the Purchaser not to be in proper form or the acceptance for payment of which may, in Purchaser’s opinion, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to Purchaser’s satisfaction. None of Purchaser, Day One or any of their respective affiliates or assigns, the Depositary, Georgeson LLC (the “Information Agent”) or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to the terms of the Merger Agreement and the rights of holders of Shares to challenge any interpretation with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court, Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.
The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. Mersana has provided Purchaser with its stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer, including the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on Mersana’s stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on Mersana’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.
The exchange of Shares for the Offer Price pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. For a summary of the material United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult his, her or its own tax advisor regarding the United States federal income tax consequences of the Offer and the Merger to such holder in light of his, her or its particular circumstances, as well as the income or other tax consequences that may arise under the laws of any United States local, state or federal or non-United States taxing jurisdiction and the possible effects of changes in such tax laws.
The Offer to Purchase and the related Letter of Transmittal contain important information, and Mersana’s stockholders should read both carefully and in their entirety before making a decision with respect to the Offer.
Questions or requests for assistance may be directed to the Information Agent at the address and telephone number listed below. Additional copies of the Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may be obtained at no cost to stockholders from the Information Agent. Additionally, copies of the Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer are available free of charge at www.sec.gov. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance.
Except as set forth in the Offer to Purchase, neither Purchaser nor Day One will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Purchaser for reasonable and necessary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The Information Agent for the Offer is:
Georgeson LLC
51 West 52nd Street, 6th Floor
New York, NY 10019
Shareholders, Banks and Brokers Toll Free: (866) 486-4981
Email: mersana@georgeson.com
December 5, 2025